
Amplified
ALE WORKS

AMPLIFIED ALE WORKS

INVESTMENT DECK

Forward Looking Statement Disclosure

All forecasts, projections, and forward-looking statements are not guarantees of future performance.







Beginnings

Amplified Ale Works was created in 2012 in the Pacific Beach community of San Diego. Born in the back of our restaurant kitchen, Amplified started as a nano-brewery producing just 250 barrels a year.

Growth

In 2016, we moved our beer production to a turn-key facility in Miramar. This 7-barrel system, along with a 60-bbl fermenter expansion in 2018, has grown our production to 2,000 barrels annually.

Expansion

We opened a 65-person music venue and event space in Pacific Beach in April 2018, quickly followed in August by a 6,000 sq ft Amplified Kitchen + Beer Garden in East Village that includes a basement music venue.

Amplified has steadily grown with award-winning beer, compelling food, and a dynamic environment that brings friends and neighbors together.

Amplified Revenue			YoY Growth %
2013	$	1,397,060	-
2014	$	1,814,388	30%
2015	$	1,946,563	7%
2016	$	2,120,667	9%
2017	$	2,386,791	13%
2018	$	3,259,175	37%
2019	$	3,700,000	14%
2020*	$	4,679,725	26%
2021*	$	5,184,615	11%
2022*	$	5,667,222	9%

** = Projected with Lemon Grove beer garden*


WELCOME TO SDIBF

2016 SDIBF


Ball

2016 World Beer Cup


San Diego

2017 SDIBF



2019 SDIBF

We have won international medals in a broad array of categories, both traditional and more progressive styles:

- American Lager
- American Wheat Ale
- Vienna Lager
- Barrel-Aged Stout


Coconut vanilla IPA
Black currant Mango Sour
Canned Hazy IPA
Hazy Peach IPA
Hop Puddin'
JUICE SPRINGS
Amplified ALE WORKS

A large volume of our sales come from more progressive styles in the form of hazy IPA's, fruited sours, & barrel-aged stouts.

Our various lagers have been increasing in market share as well and will be an outsized proportion of our production growth in the immediate future.

CURRENT SALES

Amplified currently has $3.7 million in annual revenue from sales at its two Amplified Kitchen + Beer Garden locations (Pacific Beach and East Village), select outside sales accounts, & Miramar tasting room (*to be closed with the opening of the Lemon Grove facility*).


Amplified



COLLABORATION BEERS



LOW VOLTS



Motörhead
Motörhead
Amplified



We have created over a dozen collaborations with local and touring bands, designing original artwork to coincide with the release of a new album or tour.

Many of these have been some of our most successful releases and we have a stacked pipeline of bands that will be great partners; introducing us to new customers while creating physical art that will help promote their music.

MUSIC VENUES


Amplified

Pacific Beach's Backstage Beer Lounge is a 65-person intimate music venue, tasting room, & private event space that was opened in April 2018 on the first floor of the Promenade Mall, directly below our 2nd floor beer garden.

East Village's basement space, dubbed The Acid Vault, is a 70-person venue and event space that opened July 2019 and is hosting weekly events and shows.

PROBLEM: GROWTH LIMITATIONS



- We are currently brewing at full capacity in Miramar
- Leasing a turn-key facility isn't a long-term solution
- We want to expand into untapped markets

OUR SOLUTION:

FUTURE LEMON GROVE FACILITY


3308

Amplified Ale Works is in escrow for a 16,000 sq ft site for its permanent brewery production facility that will also include a tasting room and outdoor beer garden.

OUR SOLUTION:


EQUIPMENT PLAN
SCALE: 1/8" = 1'-0"
N

- The 5,000 sq ft building was most recently used as a bakery
- 15-barrel brew system with an annual capacity of 10,000 bbls
- 150+ person beer garden & tasting room
- Launch monthly musician collaboration can releases
- Ability to provide beer for 3-5 more future locations

RENDERING



Amplified
ALE WORKS
Lemon Grove

Conceptual drawing, final design is not finalized or guaranteed

SALES CHANNELS

Beer Garden - The estimated 150+ seats provides ample space for us to create a vibrant, social atmosphere that celebrates live music, fresh beer, and conviviality.

Direct to Consumer – Beer releases as events allows us to drive traffic to Lemon Grove

Amplified Food Truck – As sales increase in Lemon Grove, we intend to develop an Amplified food truck to create brand consistency across all locations

MARKET LANDSCAPE

Despite San Diego's recognition as a craft beer capital, there is a significant lack of breweries in the Lemon Grove/Southeast San Diego area.

There are only **3 small breweries in our 5-mile radius of 500,000 people**, significantly below the average per capita in California.



CALIFORNIA
FIND A BREWERY
STATE LAWS
841
Craft Breweries
(RANKS 1ST)
2.9 Breweries per Capita*
(RANKS 28TH)
*per 100,000 21+ Adults
ECONOMIC IMPACT
9,014
Million Economic Impact
(RANKS 1ST)
311
Impact per Capita
(RANKS 27TH)
PRODUCTION
3,421,295
Barrels of Craft Beer Produced per Year
(RANKS 2ND)
3.6
Gallons per 21+ Adult
(RANKS 16TH)
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
1,000
800
600
400
200
2011
2012
2013
2014
2015
2016
2017
2018

USES OF CAPITAL

SOURCES & USES	
Uses	
3308 Main St, Lemon Grove property:	$1,145,000
Brewing equipment:	$687,663
Building Renovation & Beer Garden:	$569,528
Outstanding Debt:	$250,000
Transaction Costs (Accounting, Legal, Wefunder):	$120,000
Operating & Reserve:	$122,809
TOTAL:	$2,895,000
Sources	
Equity Raise	$1,070,000
SBA 7(a) loan:	$1,825,000
TOTAL	$2,895,000

REDUCTION OF PRODUCTION COSTS

	Current	2024
Barrels Produced	1,800	5,000
Avg Sales/BBL:	$852	$820
Material Cost/BBL:	$75	$60
Labor Cost/BBL	$56	$30
COGS %	15.33%	10.98%
Total Beer Revenue	$1,533,015	$4,100,000
Gross Profit/BBL:	$721	$730
Total Gross Profit:	$1,298,015	$3,650,000

Financial projections are forward looking statements and not guaranteed

AMPLIFIED 5 YEAR FINANCIAL PROJECTIONS


$4.6M
$5.2M
$5.7M
$6.2M
$6.7M
2020
2021
2022
2023
2024
Revenue


$304K
$539K
$656K
$814K
$957K
2020
2021
2022
2023
2024
Profit

**Does not factor in any other future beer garden locations*

Financial projections are forward looking statements and not guaranteed

MILESTONES


BAKERY
Grove Pastry Shop

Expected Date	Milestone
March 12, 2020	Close on 3308 Main St site
June 1, 2020	Finish renovation and begin brewing in Lemon Grove
September 1, 2020	Open Lemon Grove Tasting Room & Beer Garden

TEAM AND KEY ROLES



Alex Pierson
Managing Partner



Michael Craig
Chief Operating Officer



Jeff Campbell
Director of Brewing Ops



Aubree Miller
Creative Director


Amplified

Sebastian Widman
Director of Sales



Bryan Rusch
Beverage Director



Heidi Stafford
Director of Culture

PARTNERS AND RESOURCES



Lemon Grove
Planning Dept



Lemon Grove
Historical Society



Golden Hour CC

Cltvt

Assault Media Marketing

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